Filed by The J. M. Smucker Company (Commission File No. 001-05111)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under

the Securities Exchange Act of 1934 as amended.

Subject Company: Hostess Brands, Inc.

Commission File No.: 001-37540

This filing relates to the proposed acquisition of Hostess Brands, Inc., a Delaware corporation (“Hostess Brands”), by The J. M. Smucker Company, an Ohio corporation (the “Company”), and SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Purchaser”), pursuant to the Agreement and Plan of Merger, dated as of September 10, 2023, by and among the Company, Hostess Brands, and Purchaser.

The following is a transcript drawn from the J. M. Smucker Co. to Acquire Hostess Brands Conference Call on September 11, 2023.

. . .

SEPTEMBER 11, 2023 / 1:00PM, SJM.N - J M Smucker Co to Acquire Hostess Brands

CORPORATE PARTICIPANTS

Aaron Broholm *The J. M. Smucker Company - VP of IR*

Mark T. Smucker *The J. M. Smucker Company - CEO, President & Chairman*

Tucker H. Marshall *The J. M. Smucker Company - CFO*

CONFERENCE CALL PARTICIPANTS

Andrew Lazar *Barclays Bank PLC, Research Division - MD & Senior Research Analyst*

Jason M. English *Goldman Sachs Group, Inc., Research Division - VP*

Kenneth B. Goldman *JPMorgan Chase & Co, Research Division - Senior Analyst*

Pamela Kaufman *Morgan Stanley, Research Division - Senior Analyst*

Peter Thomas Galbo *BofA Securities, Research Division - VP & Research Analyst*

Robert Bain Moskow *Crédit Suisse AG, Research Division - Former Research Analyst*

PRESENTATION

Operator

Good morning, and welcome to the J.M. Smucker Company's conference call. At this time, I would like to inform you that this conference is being recorded and all participants are in listen-only mode. At the request of the company, we will open the conference up for questions and answers after management's prepared remarks.

(Operator Instructions)

I will now turn the conference over to Aaron Broholm, Vice President, Investor Relations. Please go ahead, sir.

Aaron Broholm - *The J. M. Smucker Company - VP of IR*

Good morning, and thank you for joining us on this conference call to discuss our company's announcement earlier today regarding the acquisition of Hostess Brands. We appreciate you joining us at this time.

Joining me on the call are Mark Smucker, Chair of the Board, President and Chief Executive Officer; and Tucker Marshall, Chief Financial Officer. Mark will begin with an overview of the strategic benefits of the acquisition and the structure of the transaction. Tucker will then provide additional details on the anticipated financial impact.

During today's discussion, we will make forward-looking statements that reflect our current expectations about future plans and performance. These statements rely on assumptions and estimates, and actual results may differ materially due to risks and uncertainties. Additionally, please note, we will refer to non-GAAP financial measures management uses to evaluate performance internally. I encourage you to read the full disclosure concerning forward-looking statements and details on our non-GAAP measures in this morning's press release.

Today's press release and a supplementary side deck summarizing the transaction can be accessed on our Investor Relations website at investors.jmsmucker.com. Please note, we will not be speaking directly to these slides during our prepared comments today. The documents and a replay of this call will also be archived on our website. Please contact me if you have additional questions after today's question-and-answer session. I will now turn the discussion over to Mark Smucker.

2

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us

©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

REFINITIV

SEPTEMBER 11, 2023 / 1:00PM, SJM.N - J M Smucker Co to Acquire Hostess Brands

Mark T. Smucker - *The J. M. Smucker Company - CEO, President & Chairman*

Thank you, Aaron, and good morning, everyone. We are thrilled to announce that we have reached an agreement to acquire Hostess Brands, the fastest-growing pure-play snacking company that manufactures and markets sweet baked goods and cookies in North America.

Its iconic brands include Hostess, Donettes, Twinkies, DingDongs, Zingers, HoHos and others as well as Voortman brand cookies and wafers that focus on limited and 0 sugar products. This acquisition brings some of America's most popular sweet snack brands into our family of beloved brands. The transaction will provide our company with a significant presence in the $65 billion addressable snacking market, one of the largest and fastest-growing center of store categories in the United States that meets consumer snacking occasions across all parts of the day.

Hostess products have a track record of delivering industry-leading results and profit margins with clear pathways to future growth. This transaction aligns with our long-term strategies to build a family of beloved brands and lead in growing categories. Hostess is a great fit for our company and will create significant shareholder value with compelling strategic and financial benefits.

First, the transaction adds iconic brands in a fast growth category, which are key elements of our strategic road map. Hostess has achieved compound annual net sales growth of 14% over the past 3 years, which is more than double the rate of its peers. We anticipate the business will continue to grow at mid-single-digit rate as snacking trends remain strong.

Second, the acquisition amplifies our existing focus on convenient food occasions. Hostess is a leader in the sweet baked goods category and indulgent snacks have experienced 20% faster growth compared to products marketed as healthy alternatives over the past 3 years. 70% of consumers are eating at least 2 snacks per day and consumers choose sweet snacks as a reward, opting for portion control and the convenience of handheld products.

Next, the combination of the Hostess Brands with Smucker capabilities is highly complementary and mutually enhances both companies' strengths. Smucker's significant resources and strong commercial organization will continue to drive the Hostess brands forward with broad category exposure.

The Hostess Brands will benefit from our strong center of store execution and strategic customer relationships in the grocery and mass market channels, our industry-leading insight, brand building and marketing expertise, product technology and innovation capabilities and direct-to-warehouse distribution models. The acquisition will also accelerate our growth in convenient food occasions, and it will add significant exposure to our business in the perimeter of retail stores and the highly complementary and strategic convenience channel as 40% of Hostess sales are in the C-store channel.

Finally, the transaction is financially compelling. The addition of Hostess strengthens our financial profile as it will contribute strong top line growth, be accretive to margins and earnings growth and increases our conviction to deliver on our long-term financial goals. With this acquisition, we will add leading sweet snack brands, which will contribute approximately $1.5 billion of annual net sales and bring our pro forma total company net sales to over $9 billion.

Hostess has a best-in-class margin structure, supported by an efficient warehouse distribution model. The Hostess business will be immediately accretive to operating margins with additional growth through the realization of significant synergies across cost of products sold and SD&A expenses. The Hostess business also will further strengthen the company's cash flow to enable debt repayment and continued dividend growth, which has increased in each of the past 22 consecutive fiscal years.

The transaction will be structured as a cash and stock deal representing a total enterprise value of approximately $5.6 billion. Smucker will acquire all of the outstanding equity of Hostess Brands. Hostess shareholders will receive $34.25 per share consisting of $30 in cash per share of Hostess stock and Smucker common stock valued at $4.25 per share of Hostess stock. In addition, Smucker will assume and refinance approximately $900 million of Hostess Brands net debt. The transaction is expected to close in the third quarter of our current fiscal year, which ends April 30, 2024.

In summary, the addition of the Hostess Brands is well aligned with our strategy of leading in attractive categories. We are excited about entering the fast-growing sweet baked goods category with Hostess iconic brands. Smucker and Hostess have complementary capabilities that will drive further growth and innovation. Smucker's history demonstrates our ability to successfully integrate large acquisitions. And this transaction

3

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us

©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

REFINITIV

SEPTEMBER 11, 2023 / 1:00PM, SJM.N - J M Smucker Co to Acquire Hostess Brands

strengthens our financial profile, increases our conviction on delivering our long-term growth algorithm and brings significant value to our shareholders.

As we look ahead, we are well positioned to deliver on consumer preferences, execute with excellence, and we are confident in sustaining the momentum of our business, all of which are powered by our unique culture and dedicated employees who I would like to thank for their outstanding contributions. I'll now turn the call over to Tucker to provide additional financial details.

Tucker H. Marshall - *The J. M. Smucker Company - CFO*

Thank you, Mark. Good morning, everyone. I'll conclude our formal comments with an overview of key financial takeaways related to the acquisition and other relevant data points. The total enterprise value of the acquisition is approximately $5.6 billion, which represents a multiple of 17.2x pro forma adjusted EBITDA of approximately $325 million.

The post-synergy multiple is 13.2x including anticipated run rate synergies of $100 million. We anticipate the Hostess business will contribute net sales of approximately $1.5 billion with an estimated mid-single-digit percentage annual growth rate. This growth rate exceeds our current long-term strategic objective of low single-digit organic net sales growth. Based on estimated earnings for the 12 months ended December 31, 2023, Hostess Brands EBITDA margin is expected to be approximately 23%, which is accretive to our company's current EBITDA margin. The realization of future synergies will provide an opportunity for greater margin enhancement.

Combined pro forma cash from operations is expected to average approximately $1.5 billion over the next few years. This amount of cash generation will allow us to quickly deleverage and maintain a balanced capital deployment approach and a commitment to our current dividend policy. As we look towards the transaction close, we intend to finance the cash and debt portion of the deal with a combination of bank term loan and public bonds. As a result, we project total net debt to increase to approximately $8.6 billion or 4.4x pro forma adjusted EBITDA, following the close of the transaction.

We plan to prioritize deleveraging in the near term, and we intend to maintain our investment-grade debt rating metrics. Based on the anticipated capital structure at close, we anticipate reducing our leverage to our strategic goal of 2.5x to 3x over the next 3 fiscal years. Of the total projected synergies of approximately $100 million, half are anticipated to be realized in the fiscal year 2025 with the full annualized amount to be recognized in fiscal year 2026. We anticipate the transaction to close in the third quarter of our current fiscal year.

At the completion of the transaction, we will have approximately 106.2 million common shares outstanding inclusive of approximately 4 million shares issued in the exchange with Hostess shareholders. The transaction's impact on our financial results for the current fiscal year will depend on the actual transaction close date and thus is not included in our current fiscal 2024 guidance.

We will update our fiscal 2024 outlook upon the transaction close. In closing, we are excited to announce this acquisition and believe Hostess Brands and the sweet baked goods category is a great strategic fit for the Smucker Company. Its strong growth profile and margin structure provide compelling financial benefits to our company and strengthens our ability to increase shareholder value. We look forward to welcoming the Hostess employees to our company and to sharing more information in the months ahead.

Thank you for your time. We are happy to answer your questions.

QUESTIONS AND ANSWERS

Operator

Thank you. The question-and-answer session will begin at this time.

(Operator Instructions) Our first question comes from the line of Andrew Lazar with Barclays.

4

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us

©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

REFINITIV

SEPTEMBER 11, 2023 / 1:00PM, SJM.N - J M Smucker Co to Acquire Hostess Brands

Andrew Lazar - *Barclays Bank PLC, Research Division - MD & Senior Research Analyst*

I guess Hostess, as you mentioned, has done a very good job with this asset in the past few years. So I think some might say there's now sort of less lower-hanging fruit in terms of white space in terms of distribution opportunity and such. So I guess what I'm curious about is -- what do you see as Smucker sort of bringing to the table, if you will, like specifically on the deal that gives you sort of confidence in a mid-single-digit growth outlook for Hostess going forward.

You mentioned center store and sort of mainstream channel expertise. How much further opportunity do you see on this front with the Hostess Brands, given the ACV, I think is already pretty high the last time I checked.

Mark T. Smucker - *The J. M. Smucker Company - CEO, President & Chairman*

Andrew, it's Mark, and thanks for the question. I would say, although this deal came together very quickly. We've been admiring and studying the Hostess business for some time, quite some time and have had a lot of comfort with the brand. I mean, first of all, as you know very well, our stated strategy is to own iconic brands and growing categories.

We've been very clear as we thought about acquisitions. And when we get asked by you guys about entering new categories that we're not in, we always have talked about if the category is growing and we're able to look at a brand that is a leader in that category that generally can be on strategy. So clearly, with the strength of the Hostess brand and then the sub-brands below it, it fits the bill in that sense. But what it does for us is it does expand our access to different daypart occasions. It expands our access to C stores, as you know, and we just recently launched an Uncrustable that has a 5-day shelf life in C stores. And so that -- this clearly gives us improved access to C stores because they have developed a very unique model, as you know well.

Similarly, both companies have strong innovation capabilities. We believe that our very focused executional capabilities, both at the store level and our traditional grocery and mass channels are very strong and can provide for additional growth of these brands. Obviously, you know we have earned over the last year or so multiple strategic partnerships across -- 11 strategic partnerships across our categories with our retail customers. We have great marketing expertise that we think that will continue to fuel the growth of these brands. And just the fact that it is a highly domestic business, a very North American focus, that allows us to do so as well. And then I guess just maybe one other comment. We think about the highly complementary channels, highly complementary capabilities between our 2 organizations.

We also have spent the last few years really reshaping our family of brands, and we are very well prepared right now to absorb this acquisition. And with the recent launch of our transformation office, very well equipped to have a successful integration.

Andrew Lazar - *Barclays Bank PLC, Research Division - MD & Senior Research Analyst*

I appreciate it. And then just a very quick one for Tucker. Is the EPS accretion calculation in year 1 inclusive of stepped-up amortization? And if not, I guess, would you still expect the deal to be accretive in year 1, if it incorporated that?

Tucker H. Marshall - *The J. M. Smucker Company - CFO*

Andrew, our definition of adjusted earnings per share excludes amortization. So we would not anticipate amortization associated with this transaction to impact the accretion story. And we do intend on in year 1, a full fiscal year, seeing accretion and seeing even additional accretion in the second year of full year ownership.

Operator

Our next question comes from the line of Peter Galbo with Bank of America.

5

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us

©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

SEPTEMBER 11, 2023 / 1:00PM, SJM.N - J M Smucker Co to Acquire Hostess Brands

Peter Thomas Galbo - *BofA Securities, Research Division - VP & Research Analyst*

Tucker, maybe just to start, one question that I had. When you went through the pet food divestiture last year or earlier this year, one of the themes or things you talked about was being able to offset some of the stranded overhead from that divestiture with an acquisition. So maybe you can just talk about how you're thinking through the model of the sales you're acquiring here? How much of the, I guess, the synergy capture is being used basically to offset the stranded overhead that you have from the most recent divestiture?

Tucker H. Marshall - *The J. M. Smucker Company - CFO*

Peter, good morning. We have announced -- excuse me, Peter, I paused there's static on the line...

Peter Thomas Galbo - *BofA Securities, Research Division - VP & Research Analyst*

All good. We can hear you.

Tucker H. Marshall - *The J. M. Smucker Company - CFO*

Okay. Great. Thank you, Peter, for the feedback. So we remain confident in the outline of $100 million worth of synergies associated with this transaction. I think the first takeaway we want you to have is that we have confidence in achieving that level and a line of sight maybe beyond the $100 million over time. The second component is that the $100 million estimate that we have is all cost synergy focused. It does not include any benefits from revenue opportunities that we see across the combined portfolio.

And I want to acknowledge that this will support our ability to get to a combined infrastructure that will enable us to deliver a $9 billion organization in these compelling categories and should be a support to addressing any residual stranded overhead.

Peter Thomas Galbo - *BofA Securities, Research Division - VP & Research Analyst*

Great. And then Mark, I think you mentioned about the Uncrustables platform and having a 5-day shelf life product now. Certainly, this would help you kind of solve the temperature state differences between the Hostess Brands and this brand. But I guess just the broader question is, you spoke even as recently as last week of kind of not wanting to take your eye off the ball on Uncrustables and just -- how do you think through maintaining the focus on really what's been the growth driver for the business now with, obviously, this new portfolio that's coming in?

Mark T. Smucker - *The J. M. Smucker Company - CEO, President & Chairman*

Yes, Peter. Thanks. So on Uncrustables, we will not take our eye off the ball in any way, shape or form on Uncrustables. We do have dedicated teams working on Uncrustables and our path to $1 billion is predicated on our existing business and plans. So does not include any of the potential upside from revenue that you hear us talking today.

So rest assured, we will make sure that Uncrustables continues to rise to the top in terms of one of our most important strategic priorities. And the opening of the -- getting the Alabama plant up and running is a key priority. We're on track to do that on the time frame we've outlined. And of course, we will turn on advertising and continue to drive household penetration as we go through this fiscal year.

Operator

Our next question comes from the line of Ken Goldman with JPMorgan.

6

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us

©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

REFINITIV

SEPTEMBER 11, 2023 / 1:00PM, SJM.N - J M Smucker Co to Acquire Hostess Brands

Kenneth B. Goldman - *JPMorgan Chase & Co, Research Division - Senior Analyst*

Eight years ago, Smucker levered up to enter a new category in pet food. I don't think it's unreasonable to say that ultimately, you're happy to be in pet today. The deal may have fallen initially a little short of expectations. Correct me if you disagree with that. So hearing some observers today wonder if there aren't some similarities between Big Heart and Hostess just in terms of what it means for you.

And just curious if you could walk us through what learnings you had from Big Heart, good and bad, right, that might inform at least the integration ahead of this business.

Mark T. Smucker - *The J. M. Smucker Company - CEO, President & Chairman*

Ken, thanks for the question. This is Mark. I think the fundamental thing here is something that I said a couple of minutes ago, is that we are extremely focused and well positioned to be able to absorb this business. And so given the amount of time that we have spent admiring and studying this business, and the complementary nature of the business in, obviously, snacks. It gives us a tremendous amount of confidence.

I mean, again, this level of focus that we have, the clarity around what capabilities. We need to continue to win both with our existing portfolio as well as this business are very clear. And so we would hope that investors come away with the same level of confidence remembering that we have done quite a few very successful transactions and integrations.

Again, the transformation office that Amy leads as well is going to be key to our success here. And the financials are great. I mean if you think about we don't foresee this growth trajectory that the Hostess team has built slowing down. I mean, it really is a strong business great capabilities. Obviously, we've learned from some of our missteps over time and the synergies that exist here are both top and bottom line. So we really feel confident this time that we're going to knock it out of the park.

Kenneth B. Goldman - *JPMorgan Chase & Co, Research Division - Senior Analyst*

Mark, can I ask a follow-up on that? You mentioned that you don't see growth rate, the mid-single-digit growth rate that they've had slowing down, it kind of has slowed down already. And some of it is noise and some of it is competition coming in that wasn't necessarily there the year prior. But you mentioned that you expect a mid-single-digit growth rate ahead.

What gives you the confidence that this business, which I think is -- indulgent snacks is a great place to be, no doubt, but that it can really support a mid-single-digit growth rate for a long period of time, given that it's mainly domestic and somewhat of a mature brand at this point?

Mark T. Smucker - *The J. M. Smucker Company - CEO, President & Chairman*

Yes, Ken, I go back to kind of my earlier comments. They have demonstrated a very strong capability of fast-paced innovation. They brought a lot of new capabilities to bear as it relates to that. They continue to bring new news to the category. And as we look forward and just think about all of the drivers for snacking and the fact that consumers, although snacking takes many forms, whether that's protein-based snacking, fruits and vegetables.

And in this case, sweet baked goods, there is a place for all of those. And so consumers will continue to seek and reward themselves with these products. So we just have a high degree of confidence, Ken.

Operator

Our next question comes from the line of Pamela Kaufman with Morgan Stanley.

7

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us

©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

REFINITIV

SEPTEMBER 11, 2023 / 1:00PM, SJM.N - J M Smucker Co to Acquire Hostess Brands

Pamela Kaufman - *Morgan Stanley, Research Division - Senior Analyst*

So I was wondering if you've considered the impact to Hostess from the growth in GLP-1 anti-obesity drugs. Our work shows that Hostess has greater exposure to consumers who are more likely to qualify for these drugs and consumers taking anti-obesity drugs report cutting back to a larger degree on the consumption of sweet snacks.

So obviously, this is something that's more of a longer-term dynamic, but just curious if this is something that you've considered?

Mark T. Smucker - *The J. M. Smucker Company - CEO, President & Chairman*

Yes, Pam, I guess I would go back to my previous answer, is that, again, there are multiple ways that consumers will continue to snack. We -- as we study this, continue to have great confidence in our ability to bring our capabilities to bear and leverage the great capabilities that Hostess has built and given that consumers are going to continue to seek all different types of snacks and sweet snacks are going to continue to be on the radar. We view that our projections here are sound.

Pamela Kaufman - *Morgan Stanley, Research Division - Senior Analyst*

Okay. And then can you just talk about how you think about the competitive landscape within sweet snacks? It seems like some of the larger players in snacking are looking to expand into this category and more recently, Hostess has faced some increased competitive pressure within the category. So how are you thinking about the competitive dynamics?

Mark T. Smucker - *The J. M. Smucker Company - CEO, President & Chairman*

Yes. The category is unique in terms of in traditional grocery, where it fits in the store, it plays in a little bit different space. Sometimes these products can be found in the produce section, in the bread section and then in convenience stores, the penetration at convenience stores. And Hostess ability to flex and the agile as it relates to how they display the product, continues to give us a lot of confidence.

And there is a -- it is a relatively unique competitive set. But I also think one of the strong advantages that they have is this warehouse distribution model that they've built continues to provide a competitive edge.

Operator

Our next question comes from the line of Jason English with Goldman Sachs.

Jason M. English - *Goldman Sachs Group, Inc., Research Division - VP*

Good morning, folks. Obviously, a lot of questions coming at your mid-single-digit growth outlook. Can you unpack what you're expecting in terms of volume and mix for that outlook, both for this business and the category?

Tucker H. Marshall - *The J. M. Smucker Company - CFO*

Yes, Jason, we have the opportunity to sort of study the Hostess portfolio and we remain confident in delivering the mid-single-digit top line growth. And that's really coming from a balance of advancing distribution in their existing channels. it's acknowledging the strength of brand and relevance along with bringing innovation and serving the various dayparts of the day where they have the right to win in their architecture.

8

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us

©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

REFINITIV

SEPTEMBER 11, 2023 / 1:00PM, SJM.N - J M Smucker Co to Acquire Hostess Brands

And so we see this very much as continued volume mix benefits. And obviously, where and when appropriate, any net revenue optimization opportunities we would contemplate as well. But again, it's just a great category. It's a very strong brand, and it really steps in and fills out these consumer occasions that provides convenience and opportunity.

Jason M. English - *Goldman Sachs Group, Inc., Research Division - VP*

That comment on advancing the distribution, maybe we can unpack that a little bit more. Where do you see the opportunities to expand their distribution? And conversely, what are the opportunities you see to take some of your brands and maybe you build on where they're strong? And what prevented you in the past from doing that?

Tucker H. Marshall - *The J. M. Smucker Company - CFO*

Jason, we realized that they have some unique capabilities in the C-store channel and also in the way they present themselves in traditional mass retail. And we want to be able to continue to support that growth within their infrastructure and network. We also see the advantage of their distribution. We see the opportunity for research and development innovation.

And so where their strength is, is our opportunity. So their strength and convenience and the perimeter of the store provides an opportunity for our brands and products. Conversely, we have a very strong center of store execution in the aisle. And that's an opportunity for us to support the Hostess portfolio with our execution. And so we see tremendous opportunities to preserve the capabilities that each one of us have built while realizing the opportunity to integrate our 2 companies. But also acknowledging that there's significant opportunity for growth and development together.

Jason M. English - *Goldman Sachs Group, Inc., Research Division - VP*

Understood. And it looks like the in-store execution is really afforded by the broker network, at least looking at their presentation, they highlight that as a key strength. Is that broker relationship different than your current one? And do you expect to -- if so, do you expect to maintain 2 different brokers going forward?

Tucker H. Marshall - *The J. M. Smucker Company - CFO*

Jason, I think we're still assessing the broker network. But what we need to do is make sure that we preserve the best of both organizations and how we go to market and provide product to our retailers and consumers.

Operator

Our next question comes from the line of Robert Moskow with TD Cowen.

Robert Bain Moskow - *Crédit Suisse AG, Research Division - Former Research Analyst*

Mark, I was hoping you could kind of take a step back and just in your assessment, what are the keys to success in a baking business like this? And how is it different from what your keys of success are -- and similar to that, who do you think will be leading the Hostess vertical within your business? Would you put someone from Smucker in charge? Or would you try to preserve the management oversight at least initially.

Because I remember with Big Heart, I thought that, that was one of the -- thinking of learnings is that I think Big Heart probably was better off being run by someone with experience in pet food. So can you tell us how you think about that?

9

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us

©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

REFINITIV

SEPTEMBER 11, 2023 / 1:00PM, SJM.N - J M Smucker Co to Acquire Hostess Brands

Tucker H. Marshall - *The J. M. Smucker Company - CFO*

Rob, good morning. Maybe I'll start with the first part of the question. And then the second part of the question, will leave to Mark. But what we're learning about the Hostess organization and the brands and the capabilities is, it's a very iconic brand that has a storied history. But over the last 10 years, they have really had successful execution against their strategic framework.

And where we've seen that execution is not only in channels, but in manufacturing and also in distribution. But what we've also realized is research and development or innovation is important. And it's just as much a science to this innovation as it is an art when you consider baking and baking products. And so what we've learned is it's very much food science, but it's also a bit of culinary creation in order to bring sweetness and delight to the consumer and while providing variety and opportunity across all formats and channels that they currently serve.

Mark T. Smucker - *The J. M. Smucker Company - CEO, President & Chairman*

And Rob, it's Mark. Just in your question about management. We do believe that they have some unique capabilities. And we are at the very early stages of integration planning. So I can't answer your question specifically. However, we know that Hostess has some great talent and we want to preserve a lot of that great talent as we think about what integration looks like. And we will be communicating at a later date how we think we're going to manage the business, but we're working actively on those ideas right now.

Tucker H. Marshall - *The J. M. Smucker Company - CFO*

And Rob, many questions have come through the call today, around our confidence and conviction and acquisitions. And we believe that we have the right strategic intent and rationale here, starting with category and brand. And we also have the right synergy and integration outlook. And what we've learned over time through M&A is you have to be in the right category with the right portfolio.

Hostess absolutely demonstrates that. But what we also have to do is we need to ensure that we integrate with success. We maintain capabilities and competencies, and we put the right people in the right positions, and we do this quickly. And so in the coming weeks and months as we work toward the transaction closing to Mark's point, we'll finalize our integration approach. But this will be a key success for us. And we've also put together our transformation office to help us lead us through the journey of realizing the benefits for the core JM Smucker Company across cost and productivity. But also the transformation office enables us to realize synergies and to integrate the business successfully.

Operator

Thank you. Ladies and gentlemen, this concludes our question-and-answer session. I'll turn the floor back to Mr. Smucker for any final comments.

Mark T. Smucker - *The J. M. Smucker Company - CEO, President & Chairman*

Thank you, and thank you all for your time and joining us this morning on very short notice, and we really look forward to talking with you again at our second quarter earnings call in November. And just appreciate your time and attention today. Everyone, have a great day.

Operator

Thank you. This concludes today's conference call. You may disconnect your lines at this time. Thank you for your participation.

10

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us

©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

REFINITIV

SEPTEMBER 11, 2023 / 1:00PM, SJM.N—J M Smucker Co to Acquire Hostess Brands THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2023, Refinitiv. All Rights Reserved. 15737950-2023-09-11T16:01:09.043 11 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Forward Looking Statements

This communication includes certain forward-looking statements within the meaning of federal securities laws that involve risks and uncertainties relating to future events and the future performance of the Company and Hostess Brands, including regarding the Company’s proposed acquisition of Hostess Brands, the prospective benefits of the proposed acquisition, the potential consideration amount and the terms and the anticipated occurrence, manner and timing of the proposed exchange offer and the closing of the proposed acquisition. The forward-looking statements may include statements concerning our current expectations, estimates, assumptions and beliefs concerning future events, conditions, plans and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “expect,” “anticipate,” “believe,” “intend,” “will,” “plan,” “strive” and similar phrases. Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. We are providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made, when evaluating the information presented in this communication, as such statements are by nature subject to risks, uncertainties and other factors, many of which are outside of our control and could cause actual results to differ materially from such statements and from our historical results and experience. These risks and uncertainties include, but are not limited to, the following: uncertainties relating to the timing of the exchange offer and merger between the Company, SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Hostess Brands (the “Transaction”); uncertainties as to how many of Hostess Brands’ stockholders will tender their stock in the exchange offer; the possibility that competing offers will be made; the possibility that any or all of the conditions to the consummation of the Transaction may not be satisfied or waived, including failure to receive required regulatory approvals; the possibility that the Transaction does not close; risks related to the Company’s ability to realize the anticipated benefits of the Transaction, including the possibility that the expected benefits will not be realized or will not be realized within the expected time period; the effect of the announcement or pendency of the Transaction on the Company’s ability to retain key personnel and to maintain relationships with customers, suppliers and other business partners; risks relating to potential diversion of management attention from the Company’s ongoing business operations; negative effects of this announcement or the consummation of the Transaction on the market price of the Company’s or Hostess Brands’ common stock and/or operating results; transaction costs associated with the Transaction; disruptions or inefficiencies in the Company’s operations or supply chain, including any impact caused by product recalls (including the Jif® peanut butter product recall); political instability, terrorism, armed hostilities (including the ongoing conflict between Russia and Ukraine); extreme weather conditions; natural disasters; pandemics (including the novel coronavirus); work stoppages or labor shortages, or other calamities; risks related to the availability, and cost inflation in, supply chain inputs, including labor, raw materials, commodities, packaging, and transportation; the impact of food security concerns involving either the Company’s products or its competitors’ products, including changes in consumer preference, consumer litigation, actions by the U.S. Food and Drug Administration or other agencies, and product recalls; risks associated with derivative and purchasing strategies the Company employs to manage commodity pricing and interest rate risks; the availability of reliable transportation on acceptable terms; the ability to achieve cost savings related to restructuring and cost management programs in the amounts and within the time frames currently anticipated; the ability to generate sufficient cash flow to continue operating under the Company’s capital deployment model, including capital expenditures, debt repayment, dividend payments, and share repurchases; the ability to implement and realize the full benefit of price changes, and the impact of the timing of the price changes to profits and cash flow in a particular period; the success and cost of marketing and sales programs and strategies intended to promote growth in the Company’s businesses, including product innovation; general competitive activity in the market, including competitors’ pricing practices and promotional spending levels; the Company’s ability to attract and retain key talent; the concentration of certain of the Company’s businesses with key customers and suppliers, including single-source suppliers of certain key raw materials and finished goods, and the Company’s ability to manage and maintain key relationships; impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in the useful lives of other intangible assets or other long-lived assets; the impact of new or changes to existing governmental laws and regulations and their application; the outcome of tax examinations, changes in tax laws, and other tax matters; a disruption, failure, or security breach of the Company or their suppliers’ information technology systems, including, but not limited to, ransomware attacks; and foreign currency exchange rate and interest rate fluctuations

A more complete description of these and other material risks can be found under “Risk Factors” in reports and statements filed by the Company and Hostess Brands respectively with the U.S. Securities and Exchange Commission (the “SEC”), including each of the Company’s and Hostess Brands’ most recent Annual Reports on Form 10-K, as well as the Form S-4 and related exchange offer documents to be filed by the Company and its acquisition subsidiary, SSF Holdings, Inc. and the Schedule 14D-9 to be filed by Hostess Brands. The Company does not undertake any obligation to update or revise these forward-looking statements, which speak only as of the date made, to reflect new events or circumstances.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the exchange offer materials that Hostess Brands, the Company, or its acquisition subsidiary, SSF Holdings, Inc., will file with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy Hostess Brands stock will only be made pursuant to an Offer to Exchange and related exchange offer materials that the Company intends to file with the SEC. At the time the exchange offer is commenced, the Company and its acquisition subsidiary will file a tender offer statement on Schedule TO, the Company will file a registration statement on Form S-4 and thereafter Hostess Brands will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. HOSTESS BRANDS’ STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOSTESS BRANDS SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER. The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all stockholders of Hostess Brands at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either the Company or Hostess Brands. Copies of the documents filed with the SEC by Hostess Brands will be available free of charge on Hostess Brands’ website at https://www.hostessbrands.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.jmsmucker.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, the Company and Hostess Brands each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the Internet at the SEC’s website at http://www.sec.gov.